UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at May 13, 2010

  GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: May 13, 2010

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN COMPLETES HOLING OF VENTILATION SHAFT
AND UPDATES ON DELIVERY OF MILLS AT BURNSTONE

May 13, 2010, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin" or the "Company") (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces that it reached yet another milestone at its Burnstone mine development project in South Africa with the completion of the raise boring phase, or holing, of the ventilation shaft.

The holing took place on May 12, 2010 and completes phase one of the ventilation shaft project. This phase included the piloting and reaming of a 5.1-meter diameter, 305-meter deep vertical ventilation shaft, which will act as an up-cast shaft to provide sufficient ventilation for mining of blocks B and C, planned to occur over the next approximately 3-year period.

The project was completed at a cost of CDN$2.36 million and took 12 months to complete. Site establishment took place in May 2009, and drilling of a 381-mm pilot hole commenced in September 2009. Actual reaming of the 5.1-metre diameter hole started at the end of October 2009, and advanced at a planned rate of 3 metres per day to accommodate the removal of the raise bore chips, together with material from underground production. The reaming process took approximately 6 months to complete.  The second phase of the project consists of establishing support by lining the first 90 meters of the shaft with shotcrete as well as connecting three 720 kW surface fans. This second phase is scheduled to be completed during June 2010, in line with the planned production build-up. The shaft will provide adequate ventilation for the underground workings well into the future.

Ferdi Dippenaar, President and CEO, commented: "The management team at our Burnstone project continue to make good progress, reaching the various milestones required to deliver the project within the remaining few weeks. In the mill, construction is currently underway to enable the installation of the Ball and Semi Autogenous Grinding (SAG) mill shells, which are planned for delivery on-site between 17 and 21 of May 2010. The plate work on the foundations has been completed as has the fitting of the bearings for the mills. Construction of the steel walls of the leach tanks and steel works on the thickener continues, and the silos are currently being equipped. Commissioning of the metallurgical plant is on track for the end of June 2010."

Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer of Great Basin and a qualified person, as defined by Canadian regulatory policy, has reviewed and assumed responsibility for the technical information contained in this release.

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Michael Curlook in North America 1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.